

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

Mr. Alonzo Pierce
Chief Executive Officer
AAA Public Adjusting Group, Inc.
Sarasota Courthouse Center
1990 Main Street
Suite 150
Sarasota, FL 34236

   Re: **AAA Public Adjusting Group, Inc.**
      Item 4.01 Form 8-K
      Filed March 26, 2012
      File No. 001-35130

Dear Mr. Pierce:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant

1. Please amend your Form 8-K to file the letter from your prior certifying accountant, Baum & Company, P.A., as Exhibit 16. Although you state that the letter is filed at Exhibit 16.1, the letter was filed as CORRESP.

2. It appears an Item 4.01 Form 8-K was not filed within 4 business days of the date you engaged your new auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3. Please confirm that you understand the impact of not filing the Item 4.01 Form 8-K within 4 business days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant